Exhibit 99.1

Constellium Reports Second Quarter 2014 Financial Results

Amsterdam, August 28, 2014 – Constellium N.V. (NYSE and NYSE Euronext: CSTM) today reported results for the second quarter ended June 30, 2014.

Highlights of results include:

•	Shipments up 2% versus prior year

•	Revenues of €920 million and Adjusted EBITDA of €81 million

•	Record performance of P&ARP segment

•	Body-in-White finishing plant breaks ground in Bowling Green, KY

Constellium reported solid results for the second quarter of 2014 reflecting a record performance in our packaging and automotive rolled products segment and a strong performance in our automotive structures business. Our aerospace segment is significantly higher than the first quarter of 2014, but is below our performance level from the same period in 2013. Revenues for the second quarter of 2014 were €920 million, slightly higher than €916 million in the second quarter of 2013, reflecting an increase in volume, partially offset by lower London Metal Exchange (LME) prices. Excluding changes in LME prices and currency exchange rates, revenues on a like-for-like basis for the second quarter of 2014 increased 3%, or by approximately €30 million compared to the second quarter of 2013.

Adjusted EBITDA for the second quarter of 2014 was €81 million, which represents an increase of 15% from the first quarter of 2014 and a decrease of 4% compared to the second quarter 2013 Adjusted EBITDA of €85 million. Constellium continues to face an increase in aluminum premiums from the first quarter of 2014 in all of its businesses. The negative impact was €4 million compared to the prior year.

Second quarter 2014 shipments of 279k metric tons were 4% higher than first quarter 2014 shipments of 269k metric tons, and 2% higher than Q2 2013 shipments of 274k metric tons. Adjusted EBITDA per metric ton for the second quarter 2014 was €291, which represents an increase of 11% from the first quarter of 2014, but a decrease of 6% from €309 per metric ton compared to the second quarter 2013.

Commenting on the second quarter 2014 results, Pierre Vareille, Constellium’s Chief Executive Officer reported: “Overall, second quarter results were solid with P&ARP reaching a record level of performance and AS&I reporting another strong quarter. In addition, our A&T segment partially recovered from continuing operational challenges, but A&T’s performance remains below the second quarter of last year. We foresee continuing strong demand in all of our segments and increasing long term demand for automotive products, particularly in the U.S. Overall, we remain optimistic about our business as we make headway on our strategic growth initiatives and most particularly on our automotive expansion projects in both Europe and the U.S.”

•	Group Summary

	Q2 2014	Q2 2013	Var.	HaIf-Year 2014	HaIf-Year 2013	Var.
Shipments (k metric tons)	279	274	2%	548	534	3%
Revenues (€ millions)	920	916	0%	1,803	1,827	(1%)
Adjusted EBITDA (€ millions)	81	85	(4%)	152	157	(3%)
Adjusted EBITDA per metric ton (€)	291	309	(6%)	277	295	(6%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures and the difference between the sum of reported segment Adjusted EBITDA and the group Adjusted EBITDA is related to Holdings and Corporate.

•	Results by Segment

•	Aerospace & Transportation (A&T)

	Q2 2014	Q2 2013	Var.	Half-Year 2014	Half-Year 2013	Var.
Shipments (k metric tons)	62	63	(1%)	123	122	1%
Revenues (€ millions)	301	312	(4%)	600	618	(3%)
Adjusted EBITDA (€ millions)	31	37	(17%)	55	72	(23%)
Adjusted EBITDA per metric ton (€)	497	593	(16%)	447	589	(24%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter 2014 results in the A&T segment were €31 million in Adjusted EBITDA, a 28% improvement from €24 million of Adjusted EBITDA in the first quarter of 2014 but a 17% decrease from €37 million in the second quarter of 2013. Shipments remained flat at 62k metric tons and Adjusted EBITDA decreased primarily due to a challenging operational environment and greater sales of lower margin products. Second quarter 2014 A&T results continued to be impacted by higher aluminum premiums.

For the six months ended June 30, 2014, Adjusted EBITDA was €55 million which represented a decrease of 23% over the same period in 2013. Adjusted EBITDA per ton was €447 which reflects the outage at our Ravenswood, West Virginia manufacturing facility in Q1 2014, an overall challenging operational environment, increased sales of lower margin products, higher aluminum premiums, and less favorable hedged rates.

•	Packaging & Automotive Rolled Products (P&ARP)

	Q2 2014	Q2 2013	Var.	HaIf-Year 2014	HaIf-Year 2013	Var.
Shipments (k metric tons)	165	161	2%	320	312	3%
Revenues (€ millions)	400	403	(1%)	760	793	(4%)
Adjusted EBITDA (€ millions)	36	29	23%	63	55	13%
Adjusted EBITDA per metric ton (€)	219	181	20%	195	177	10%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The P&ARP segment had a solid Q2 2014 with a 2% growth in shipments, Adjusted EBITDA of €36 million, and Adjusted EBITDA per metric ton of €219. The increase in shipments reflected stable volumes in rigid packaging and strong growth in body-in-white automotive products. Revenues decreased slightly by 1% primarily as a result of lower LME prices. Adjusted EBITDA and Adjusted EBITDA per metric ton increased substantially by 23% and 20% respectively, compared to the same period in the prior year reflecting an increase in volumes and a shift in product mix towards automotive products. Record results were reported from our Neuf-Brisach plant with the highest ever quarterly volumes and a better product mix. Packaging demand remains strong while body-in-white volumes sold increased by 47% in the second quarter of 2014 compared to the prior year.

For the six months ended June 30, 2014, Adjusted EBITDA was €63 million which reflected a 13% increase over the same period in 2013 mainly due to increased volumes and improved product mix.

•	Automotive Structures & Industry (AS&I)

	Q2 2014	Q2 2013	Var.	HaIf-Year 2014	HaIf-Year 2013	Var.
Shipments (k metric tons)	53	48	10%	106	101	5%
Revenues (€ millions)	227	218	4%	455	451	1%
Adjusted EBITDA (€ millions)	20	18	10%	39	30	30%
Adjusted EBITDA per metric ton (€)	373	372	0%	370	298	24%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved Adjusted EBITDA of €20 million in the second quarter of 2014, representing an improvement of 10% from the second quarter 2013 Adjusted EBITDA of

€18 million. Shipments of 53k metric tons saw a 10% increase from the same period in the prior year, while revenues increased by 4% to €227 million. Overall, the performance in Adjusted EBITDA and Adjusted EBITDA per metric ton in the second quarter of 2014 reflected the strong activity in the automotive market, which is expected to remain solid for the remainder of 2014.

For the six months ended June 30, 2014, Adjusted EBITDA was €39 million, a 30% increase from the same period in 2013, due to higher automotive structure sales and productivity gains. On a like-for-like basis, adjusting for the sale of two of our soft alloy plants in France in the second quarter of 2013, volumes for AS&I increased 11% in the first half of 2014 mainly due to strong demand in automotive structures and hard alloys.

•	Net income

Net income in the second quarter of 2014 was €28 million compared to €24 million in the second quarter of 2013. The difference is attributed to one-time initial public offering expenses incurred in Q2 2013 and refinancing costs of €15 million incurred in Q2 2014. The net income for the six months ended June 30, 2014 was €58 million versus €22 million compared to the same period in 2013.

•	Earnings per share

Fully diluted earnings per share from continuing operations were €0.26 in the second quarter of 2014 compared to €0.25 per share in the second quarter of 2013. For the six months ended June 30, 2014, the fully diluted earnings per share were €0.53 versus €0.23 per share for the same period in 2013. Fully diluted earnings per share were calculated based on a weighted average number of ordinary shares of 105.3 million and 95.5 million for the quarters ended June 30, 2014 and 2013, respectively.

•	Cash flow and liquidity

Cash flows from operations are historically lower in the first half of the year, reflecting seasonally higher working capital, most notably from our can business which is typically stronger in spring and summer.

Adjusted Free Cash Flow was an inflow of €13 million for the second quarter of 2014, compared to an inflow of €12 million in the second quarter of 2013. This slight improvement is attributable to working capital improvement offset by a €5 million increase in capital expenditures. The total trade working capital for this quarter was reduced by an additional 8 days from the second quarter of 2013.

Net Debt at June 30, 2014 was €201 million, an increase of €69 million from December 31, 2013 and represents 0.7 times the last twelve months’ Adjusted EBITDA. Overall, our cash position at the end of the second quarter of 2014 was €403 million after a successful completion of bond offerings for an aggregate amount of approximately €590 million in May 2014.

We continue to maintain a strong liquidity position. As of June 30, 2014, liquidity was €746 million, comprised of €120 million available under the new revolving credit facility, €183 million available under our factoring facilities, €40 million available under our Asset Based Lending facility, and €403 million of cash and cash equivalents. Our liquidity position has been reinforced by the $400 million and €300 million bond offerings completed in May 2014 and the €120 million available under our new revolving credit facility.

•	Recent Developments

In June 2014, Constellium finalized a €15 million investment in a new casthouse and extrusion line in Decin, Czech Republic for the automotive business. This new investment is now fully operational and will increase the production of hard alloys extrusions by approximately 10,000 tons per year to supply primarily the European automotive market. This capacity includes a new, fully integrated facility to process and recycle aluminum scrap which will reinforce our sustainability efforts.

In July 2014, Constellium broke ground in the Body-in-White facility in Bowling Green, Kentucky. The finalization of our anticipated joint venture with UACJ remains subject to regulatory approval. This $150 million investment will supply an initial target of 100,000 metric tons and furthers our strategy to increase our presence in the fast growing U.S. aluminum body sheet market.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and described from time to time in subsequent reports, filed with the U.S. Securities and Exchange Commission, and include risks relating to the finalization of our U.S. Body-in-white joint venture, including the failure to receive required regulatory approvals. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.5 billion of revenue in 2013. Constellium’s earnings materials for the quarter ended June 30, 2014 are also available on the company’s website (www.constellium.com).

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (Unaudited)

(in millions Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Revenue	920	916	1,803	1,827
Cost of sales	(790)	(788)	(1,556)	(1,572)

Gross profit	130	128	247	255

Selling and administrative expenses	(49)	(47)	(101)	(102)
Research and development expenses	(8)	(9)	(17)	(18)
Restructuring costs	(2)	—	(5)	(2)
Other (losses) / gains - net	(1)	1	2	(31)

Income from operations	70	73	126	102

Other expenses	—	(24)	(1)	(24)

Finance income	—	6	—	11
Finance costs	(27)	(15)	(36)	(45)

Finance costs - net	(27)	(9)	(36)	(34)

Share of profit of joint-ventures	—	—	—	—

Income before income tax	43	40	89	44

Income tax expense	(15)	(16)	(31)	(22)

Net income from continuing operations	28	24	58	22

Discontinued operations
Net income / (Loss) from discontinued operations	—	—	—	—

Net income for the period	28	24	58	22

Net income attributable to:
Owners of the Company	28	24	57	21
Non-controlling interests	—	—	1	1

Net income	28	24	58	22

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
From continuing and discontinued operations
Basic	0.26	0.25	0.54	0.23
Diluted	0.26	0.25	0.53	0.23
From continuing operations
Basic	0.26	0.25	0.54	0.23
Diluted	0.26	0.25	0.53	0.23
From discontinued operations
Basic	—	—	—	—
Diluted	—	—	—	—

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/LOSS (Unaudited)

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Net Income	28	24	58	22

Other Comprehensive (Loss) / Income
Items that will not be reclassified subsequently to Income or Loss
Remeasurement on post-employment benefit obligations	(17)	29	(43)	50
Deferred tax on remeasurement on post- employment benefit obligations	3	(4)	7	(4)
Items that may be reclassified subsequently to Income or Loss
Currency translation differences	—	3	—	(4)

Other Comprehensive (Loss) / Income	(14)	28	(36)	42

Total Comprehensive Income	14	52	22	64

Attributable to:
Owners of the Company	14	52	21	63
Non-controlling interests	—	—	1	1

Total Comprehensive Income	14	52	22	64

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Unaudited)

(in millions of Euros)	At June 30, 2014	At December 31, 2013
Assets
Non-current assets
Intangible assets (including goodwill)	24	21
Property, plant and equipment	464	408
Investments in joint ventures	1	1
Deferred income tax assets	174	177
Trade receivables and other	57	60
Other financial assets	5	7

	725	674

Current assets
Inventories	365	328
Trade receivables and other	599	483
Other financial assets	17	25
Cash and cash equivalents	403	233

	1,384	1,069

Assets classified as held for sale	16	21

Total Assets	2,125	1,764

Equity
Share capital	2	2
Share premium account	162	162
Retained deficit and other reserves	(109)	(132)

Equity attributable to owners of the Company	55	32
Non-controlling interests	5	4

	60	36

Liabilities
Non-current liabilities
Borrowings	587	326
Trade payables and other	33	35
Deferred income tax liabilities	—	1
Pension and other post-employment benefit obligations	540	507
Other financial liabilities	9	36
Provisions	55	65

	1,224	970

Current liabilities
Borrowings	26	22
Trade payables and other	727	646
Income taxes payable	22	19
Other financial liabilities	12	24
Provisions	44	38

	831	749

Liabilities classified as held for sale	10	9

Total liabilities	2,065	1,728

Total equity and liabilities	2,125	1,764

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	57	57	1	58
Other comprehensive loss	—	—	(36)	—	—	—	(36)	—	(36)

Total Comprehensive Income	—	—	(36)	—	—	57	21	1	22

Transactions with the owners
Share equity plan	—	—	—	—	2	—	2	—	2

As at June 30, 2014	2	162	(59)	(14)	3	(39)	55	5	60

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	21	21	1	22
Other comprehensive income	—	—	46	(4)	—	—	42	—	42

Total Comprehensive Income	—	—	46	(4)	—	21	63	1	64

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	—	—	—	—	—
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)

As at June 30, 2013	2	162	(40)	(18)	—	(173)	(67)	5	(62)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1 , 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total Comprehensive Income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution	—	(98)	—		—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non- controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

*	The opening value of the comparative financial statements has been restated following the application of IAS 19 revised.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash flows from / (used in) operating activities
Net income	28	24	58	22
Less: Net income / (loss) from discontinued operations	—	—	—	—
Less: Net income attributable to non-controlling interests	—	—	(1)	(1)
Net income from continuing operations before non-controlling interests	28	24	57	21

Adjustments	59	29	101	105
Changes in working capital:
Inventories	(20)	12	(36)	(11)
Trade receivables	(32)	(23)	(125)	(141)
Margin Call	—	2	11	2
Trade payables	47	28	84	64
Other working capital - Net	(18)	(10)	(13)	(9)
Changes in other operating assets and liabilities:
Provisions	(4)	(4)	(7)	(8)
Income tax paid	1	—	(3)	(2)
Pension liabilities and other post-employment benefit obligations	(11)	(12)	(23)	(22)

Net cash flows from / (used in) operating activities	50	46	46	(1)

Cash flows used in investing activities
Purchase of net assets on acquisition - net of cash and cash equivalents	—	—	—	—
Purchases of property, plant and equipment	(37)	(32)	(70)	(55)
Proceeds from disposal		3	—	3
Proceeds from finance lease	2	1	3	3
Other investing activities	(5)	6	(5)	4

Net cash flows used in investing activities	(40)	(22)	(72)	(45)

Cash flows (used in) / from financing activities
Net proceeds received from issuance of shares	—	162	—	162
Interim dividend paid	—	(44)	—	(147)
Withholding tax paid	—	(20)	—	(20)
Distribution of share premium to owners of the Company	—	(103)	—	(103)
Interests paid	(9)	(7)	(16)	(21)
Proceeds received from Term Loan and Senior Notes	587	—	587	351
Repayment of Term Loan	(330)	(1)	(331)	(155)
Proceeds of other loans	4	(12)	3	4
Payment of deferred financing costs	(15)	—	(15)	(8)
Other financing activities	(23)	(2)	(31)	3

Net cash flows from financing activities	214	(27)	197	66

Net increase in cash and cash equivalents	224	(3)	171	20
Cash and cash equivalents - beginning of period	179	165	233	142
Effect of exchange rate changes on cash and cash equivalents	1	1	—	1

Cash and cash equivalents - end of period	404	163	404	163

Less: Cash and cash equivalents classified as held for sale	(1)	—	(1)	—

Cash and cash equivalents as reported in the Statement of financial position	403	163	403	163

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
A&T	31	37	55	72
P&ARP	36	29	63	55
AS&I	20	18	39	30
Holdings and Corporate	(6)	1	(5)	—

Total	81	85	152	157

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income from continuing operations to Adjusted EBITDA

(a non-GAAP measure)

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Net income	28	24	58	22
Income tax expense	15	16	31	22
Income before income tax	43	40	89	44
Finance costs - net	27	9	36	34
Other expenses	—	24	1	24
Share of results of joint-ventures	—	—	—	—
Income from operations	70	73	126	102
Depreciation and impairment	11	5	20	9
Unrealized (gains)/losses from re-measurement of Monetary assets and liabilities	(2)	1	—	(1)
Unrealized (gains)/losses on derivatives	(7)	(2)	(6)	32
Losses on disposal and assets classified as held for sale	6	4	6	4
Restructuring costs	2	—	5	2
Apollo management fees	—	1	—	2
Start-up and development costs	2	—	5	—
Ravenswood OPEB plan amendment	(1)	(11)	(9)	(11)
Metal price lag	(2)	10	—	12
Other	2	4	5	6

Adjusted EBITDA	81	85	152	157

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow

(a non-GAAP measure)

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30,2013
Cash flow from operating activities	50	46	46	(1)
Margin calls included in cash flow from operating activities	—	(2)	(11)	(2)
Cash flow from operating activities excluding margin calls	50	44	35	(3)
Capital expenditure	(37)	(32)	(70)	(55)

Adjusted Free Cash Flow	13	12	(35)	(58)

Reconciliation of borrowings to Net Debt (a non-GAAP measure)

	June 30, 2014	December 31, 2013
Borrowings	613	348
Fair value of cross currency interest swap	—	26
Cash and cash equivalents	(403)	(233)
Cash pledged for issuance of guarantees	(9)	(9)

Net Debt	201	132

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the re-measurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees paid by the company to an affiliate of Apollo Global Management, LLC, exceptional employee bonuses in relation to cost saving implementation and targets, start-up and development costs, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Adjusted Free Cash Flow is Net Cash Flow from Operating Activities, after capital expenditure and excluding margin calls. Net Debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net Debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net Debt and Adjusted Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.